Next Minute, Inc.
Profit & Loss Forecast

	2017	2018	2019	2020
Revenues				
Average Connections per day	1,000	5,000	10,000	25,000
Charge of $1/conenction (SMS, Call or Request) *	$180,000	$1,825,000	$3,650,000	$9,125,000
Verifed profiles at $50/year - 10% of providers	$5,000	$25,000	$50,000	$125,000
Corporate account users	500	2,500	5,000	10,000
$50/corporate user/year	$25,000	$125,000	$250,000	$500,000
Mobile ads	$50,000	$100,000	$250,000	$500,000
Total revenues	**$261,500**	**$2,082,500**	**$4,215,000**	**$10,285,000**
Expenses				
Marketing	$750,000	$365,000	$730,000	$1,825,000
Hosting	$24,000	$91,250	$182,500	$456,250
Administration	$150,000	$182,500	$365,000	$912,500
R&D	$60,000	$182,500	$365,000	$912,500
Other	$36,000	$365,000	$730,000	$1,825,000
Total Expenses	**$1,020,000**	**$1,186,250**	**$2,372,500**	**$5,931,250**
Profit	**-$758,500**	**$896,250**	**$1,842,500**	**$4,353,750**

* 2017 is projected only for 2nd half of the year